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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :         AMENDMENT NO. 1
CNG PRODUCING COMPANY                        :               TO
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 14
CNG RETAIL SERVICES CORPORATION              :
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :          July 1, 1999
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :       September 30, 1999
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8577, 70-8853, and 70-8883      :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Amendment No. 1 amends the Master Rule 24 Certificate (the "Certificate") filed on November 29, 1999 under the Public Utility Holding Company Act of 1935 for the third calendar quarter of 1999 under File No. 70-8667. The purpose of Amendment No. 1 is to provide notification, which was not included in the November 29 filing, concerning a public offering and sale of 7 1/4% Notes Due October 1, 2005 of Consolidated Natural Gas Company ("Consolidated" or "CNG") during the quarter.



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	Part A of the Certificate gives notification of external financing by
Consolidated for the quarter. Accordingly, the response under Section 3, "Long Term Debt," of Part A of the Certificate is restated to read as follows.

	"On September 21, 1999, Consolidated sold $400,000,000 principal amount of 7 1/4% Notes Due October 1, 2005 through an underwritten public offering. The price to the public was 99.77%, the underwriting discount was 0.6% and the proceeds to Consolidated was $396,680,000 (99.17%). The underwriters were Chase Securities Inc., Banc One
Capital Markets, Inc., McDonald Investments Inc., Mellon Financial Markets, Inc. and PNC Capital Markets, Inc. The sale occurred pursuant to Consolidated's shelf registration, Registration Statement No. 333-25347, including an additional $61,712,444 registered on Form S-3, on September 14, 1999, pursuant to Rule 462(b) under The
Securities Act of 1933.  The registration statement and the Rule
424(b) prospectus relating to the 7 1/4% Notes, filed with the Commission on September 22, 1999, are hereby incorporated by reference."











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	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG FIELD SERVICES COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 1st day
of December, 1999